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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



 /x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934 for the fiscal year ended December 31, 1999

                                       OR

 / / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _______________ to ________________


 Commission file number 33-

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Cox Communications, Inc.
                           Savings and Investment Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319





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
COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                 Page Number
                                                                In This Report


Independent Auditors' Report                                           3

Financial Statements as of and for the years ended December 31, 1999 and 1998:

    Statements of Net Assets Available for Benefits                    4

    Statements of Changes in Net Assets Available for Benefits         5

    Notes to Financial Statements                                      6

Supplemental Schedule as of December 31, 1999:

     Schedule of Assets Held for Investment Purposes                  10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Signature                                                             11

EXHIBIT

23  Consent of Deloitte & Touche LLP                                  12

INDEPENDENT AUDITORS' REPORT


Cox Communications, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan
(the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management.
Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




 /s/ Deloitte & Touche LLP
 -------------------------
 DELOITTE & TOUCHE LLP

 Atlanta, Georgia
 June 9, 2000

 COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
 DECEMBER 31, 1999 AND 1998
 -------------------------------------------------------------------------------

                                            1999                      1998
 INVESTMENTS - At fair value           $ 217,210,382             $ 164,072,889

 EMPLOYEE CONTRIBUTIONS RECEIVABLE           676,715                   538,587

 EMPLOYER CONTRIBUTION RECEIVABLE            259,774                   206,781
                                       -------------             -------------
 NET ASSETS AVAILABLE FOR BENEFITS     $ 218,146,871             $ 164,818,257
                                       =============             =============



See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                    1999           1998
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period        $ 164,818,257   $ 136,784,102

 ADDITIONS (DEDUCTIONS):
  Employee contributions                                          20,509,343       16,164,488
  Employer contributions                                           7,053,817        5,523,638
  Interest and dividends                                          14,483,358       10,226,719
  Net appreciation in fair value of investments                   22,213,839        9,985,997
  Transfers from (to) other plans                                    122,875       (3,472,788)
  Distributions to participants                                  (11,054,618)     (10,393,899)
                                                               -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS - End of period              $ 218,146,871   $ 164,818,257
                                                               =============   =============

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     General - The Plan was adopted by Cox Communications, Inc. (the "Company") effective February 1, 1995 to provide tax deferred savings and matching employer contributions to eligible employees.

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees are eligible for participation in the Plan after completing one year of service.

     Administration - The Plan is administered by the Cox Enterprises, Inc. Management Committee which is responsible for overall Plan policy and the Administrative Committee which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, etc., as may be required, to carry out the provisions of the Plan. Administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. All administrative expenses related to the participant loan process are charged directly against the participant's lowest risk investment balance by Vanguard Fiduciary Trust Company ("Vanguard"), the Plan's trustee.

     Contributions and Vesting - All eligible participants may elect to contribute through a payroll deduction program, an amount ranging from 1% to 15% (6% for highly-compensated employees) of eligibile pay up to a maximum of $10,000 in 1998 and 1999. The Company contributes an amount equal to 50% of each participant's contribution, not to exceed 6% of the participant's eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon joining the Plan.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined.

     Distributions - Upon written request and approval of the Committee, participants may withdraw amounts as specified in the Plan Document from their employee contribution account if the withdrawal is necessary due to hardship.

     A participant's contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, or death.

     Investment Options - During both 1999 and 1998, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, Morgan Growth Fund, Federal Money Market Fund, Short-term Corporate Bond Fund, Intermediate Term Corporate Bond Fund, International Growth Fund, Total Stock Market Index Fund, and the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A or Series C Times Mirror Stock Fund; however, contributions to these funds are no longer allowed. The Times Mirror Series B Stock Fund was an investment option prior to 1998, but contributions to that fund are no longer allowed. During 1998, all all shares of Times Mirror Series B Stock Fund were swapped for shares of Times Mirror Series A Stock Fund.

    Loans - Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed certain limits as outlined in the Plan provisions. Interest is charged at the prime interest rate as indicated in the Wall Street Journal. Loans are secured by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans which may not exceed 30 years.

2.   ACCOUNTING POLICIES

     Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

     Investment Valuation and Income Recognition - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company; units of participation in mutual funds are valued at quoted market prices. Values for company stock funds are based on their unit closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

     Payments of Benefits - Benefit payments to participants are recorded upon distribution.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Reclassifications - The Plan has adopted Statement of Position (SOP) 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, a reclassification of the prior-year financial statements has been made to eliminate the by-fund disclosures.

3.   INVESTMENTS

     The Plan's investments, including those representing 5% or more of the Plan's net assets, are as follows:

                                                                   1999                                1998
                                                   ----------------------------------   --------------------------------
                                                         Number of         Fair            Number of         Fair
                                                           Units           Value             Units           Value
     Cox Communications Class A
         Common Stock Fund                                934,793*    $ 48,141,821          539,418*    $ 18,643,608
     Times Mirror Series A Stock Fund                      55,800*       3,738,627           67,019*       3,753,087
     Times Mirror Series C Stock Fund                       2,590*         173,551            2,984*         167,086
     Vanguard Wellington Fund                           1,005,564       28,115,558          931,260       27,332,490
     Vanguard Windsor Fund                              2,509,798       38,073,640        2,353,863       36,649,647
     Vanguard Morgan Growth Fund                        1,607,624       36,846,750        1,339,105       26,407,146
     Vanguard Federal Money Market Fund                12,385,031       12,385,031       10,858,416       10,858,416
     Vanguard Short-Term Corporate Bond Fund              948,581        9,988,561          893,038        9,680,536
     Vanguard Intermediate-Term Corporate Bond Fund       183,795        1,692,754          151,151        1,516,048
     Vanguard International Growth Fund                   355,494        7,995,062          316,175        5,934,600
     Vanguard Total Stock Market Index Fund               622,843       20,690,857          542,078       14,863,790
     Loans to participants                                               9,368,170                         8,266,435
                                                                     -------------                     -------------

                                                                     $ 217,210,382                     $ 164,072,889
                                                                     =============                     =============

* As the Plan owns 100% of the outstanding units of the company stock funds, these amounts represent the number of shares of company stock owned by the respective funds.

     During 1999 and 1998, the Plan's investment (including investments bought, sold, and held during the year) appreciated in value by $22,213,839 and $9,985,997, respectively, as follows:


                                                  1999                1998


     Investments at fair value as determined
      by quoted market prices:

       Company stock funds                     $15,197,110         $7,216,095

       Mutual Funds                              7,016,729          2,769,902
                                               -----------         ----------
                                               $22,213,839         $9,985,997
                                               ===========         ==========


4.   PLAN TERMINATION

     If the Plan should be terminated, the trustee would be instructed to continue and maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 29, 2000 that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULE

                       (See Independent Auditors' Report)

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
 -------------------------------------------------------------------------------


 Identity                                                                                          Current
 of Issue                                              Description of Investment                   Value
 *Vanguard Federal Money Market Fund                   Registered Investment Company                $12,385,031

 *Vanguard Intermediate Term Corporate Bond Fund       Registered Investment Company                  1,692,754

 *Vanguard International Growth Fund                   Registered Investment Company                  7,995,062

 *Vanguard Morgan Growth Fund                          Registered Investment Company                 36,846,750

 *Vanguard Short-Term Corporate Bond Fund              Registered Investment Company                  9,988,561

 *Vanguard Total Stock Market Index Fund               Registered Investment Company                 20,690,857

 *Vanguard Wellington Fund                             Registered Investment Company                 28,115,558

 *Vanguard Windsor Fund                                Registered Investment Company                 38,073,640

 Times Mirror Series A Stock Fund                         Company Stock Fund                          3,738,627

 Times Mirror Series C Stock Fund                         Company Stock Fund                            173,551

 *Cox Communications Class A Common Stock Fund            Company Stock Fund                         48,141,821

                                                       Various (interest ranging from
 *Loans to participants                                  6% to 9%, maturities ranging                 9,368,170
                                                         from 1 to 180 months)                     ------------
                                                                                                   $217,210,382
                                                                                                   ============

 *Party-in-interest to the Plan.

                                     SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this Annual Report to be signed on behalf of the plan by the undersigned hereunto duly authorized.

                                     COX COMMUNICATIONS, INC.
                                     SAVINGS AND INVESTMENT PLAN


          By: /s/ Andrew A. Merdek                    Date: June 27, 2000
              --------------------
              Andrew A. Merdek
              COX COMMUNICATIONS, INC.
              Corporate Secretary